UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 001-39808

SCION TECH GROWTH I

(Exact name of registrant as specified in its charter)

10 Queen Street Place, 2nd Floor

London, EC4R 1BE

United Kingdom

Registrant’s telephone number, including area code: +44 20 73 98 0200

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Units, each consisting of one Class A ordinary share, par value $0.0001 per share, and one-third of one

Warrant; Class A ordinary shares, par value $0.0001 per share; Warrants, each whole Warrant exercisable for one Class A ordinary share at an exercise price of $11.50 per share

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date: None

Pursuant to the requirements of the Securities Exchange Act of 1934, ScION Tech Growth I has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

ScION Tech Growth I

Date: January 4, 2023	By:	/s/ Kunal Gullapalli
		Name:	Kunal Gullapalli
		Title:	Chief Financial Officer